SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Angeion Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45326F207
(CUSIP Number)

Timothy P. Bacci
BlueLine Partners, LLC
402 Railroad Avenue, Suite 201
Danville, California 94526
925-236-9790

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,929
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,929
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to Common Stock (the “Common Stock”) of Angeion Corporation (“Angeion” or the “Company”) with its principal executive offices located at 350 Oak Grove Parkway Saint Paul, MN 55127.

Item 2.  Identity and Background

(a)– (b)
This statement is filed on behalf of BlueLine Capital Partners II, LP (“BCP II”),BlueLine Capital Partners III, LP (“BCP III”), BlueLine Partners, L.L.C. (“BLPI”) and, BlueLine Partners II, L.L.C. (“BLP II” and, together with BCP II, BCPIII and BLP I, “BlueLine” or the “Reporting Entities”).  BLP I is the sole general partner of BCP II and BLP II is the sole general partner of BCP III.  Scott Shuda and Timothy Bacci are each Managing Directors of BLP I and BLP II.  Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”).  The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 402 Railroad Avenue, Suite 201, Danville, California 94526.

(c)
Each of BCP II and BCP III is a private investment limited partnership.  The principal business of each of BLP I and BLP II is to serve as investment managerto a variety of private investment funds, including BCP II and BCP III, and tocontrol the investing and trading in securities of these private investment funds.  The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BLP I and BLP II.

(d)	None of the Reporting Entities or Messrs. Shuda and Bacci has, during thelast five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

(e)
None of the Reporting Entities or Messrs. Shuda and Bacci has, during thelast five years, been a party to a civil proceeding of a judicial or administrativebody of competent jurisdiction and as a result of such proceeding was or is subjectto a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of BCP II and BCP III is a Delaware limited partnership. Each of BLP I and BLP II is a Delaware limited liability company. Messrs. Shuda and Bacci areeach U.S. citizens.

Item 3.  Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 296,390 shares of the Common Stock (the “Shares”) for which the Reporting Entities paid an aggregate of $1,749,940.81.  The Shares were purchased in the open market with the investment capital of BCP II and BCP III.

Item 4.  Purpose of the Transaction

Background

BlueLine has been a shareholder of the Company since May 2007 and filed a Schedule 13D with respect to its investment on June 23, 2008.  As communicated in that filing, it is part of BlueLine’s investment strategy to seek to work with the management teams, boards of directors and other stakeholders of the companies in which it invests, in order to address issues affecting performance and valuation and thereby assist in the value creation process.

Due to BlueLine’s position as both a long-term and one of the largest shareholders in the Company, various interested parties have, since early 2009, been contacting the Reporting Entities with complaints on how badly they believe Angeion is managed as a public company.  Reacting to some of these complaints, BlueLine began interfacing directly with the Company in early 2009 and met with the board of directors coincident to the Company’s June 2009 annual meeting of shareholders.

By late 2009, increasing concerns about the Company’s operations resulted in certain of the Company’s shareholders pressing the Company to add a BlueLine principal to the board of directors to represent the interests of the Company’s shareholders.  In March 2010, BlueLine principal, Scott Shuda, was invited and agreed to join the Company’s board of directors to fill this position.

As a board member, Mr. Shuda has been active in trying to fully understand the Company’s business, to get to know key personnel, to identify problem issues, and attempting to address and correct those issues through appropriate management and board actions.  After a few months, it became apparent that despite their honest-intentioned efforts, the board of directors of Angeion is not able to correct the various deficiencies in the Company’s operations.  The board is composed of good and accomplished people that serve with every intention of fulfilling their fiduciary obligations.  The problem arises from the board of director’s commitment to a reactive “advice and consent” style of corporate governance.  The board of directors appears unable to adjust its behavior to accommodate the fact that its passive governance style has been falling short of what is needed at the Company and has been failing the Company’s shareholders for a long time.

Long History of Poor Performance

Angieion is a classic public market orphan.  It is a recognized leader in its small niche market of providing equipment for pulmonary testing.  The Company enjoys healthy gross margins above 50% and its revenue is fairly stable, holding up well even during the recent severe economic downturn.  Despite these advantages, Angeion’s core business has for many years operated well short of profitability.  And it has not been the case that profits have been sacrificed in order to invest in growth.  After accounting for the effect of the large clinical order that swelled revenues during fiscal 2006 and fiscal 2007, Angeion’s revenues were lower in fiscal 2009 than they were three years prior in fiscal 2006.

Angeion’s stock has declined 67% since the beginning of 2007 and for several months during calendar 2009, the Company’s stock traded below the value of the cash reported on its balance sheet. The company’s current enterprise value (its market capitalization less its net cash) is only $5 million.  The general market has utterly lost interest in Angeion and is giving its objectively sound business almost no economic value.  The investors attracted to Angeion are those, like BlueLine, that understand the market can often be wrong and that it is significantly undervaluing the intrinsic value of the Company.

Angeion’s business is not complex.  If it were a private company, it almost certainly would be operated profitably.  If Angeion, as a public company, did nothing more than to improve its performance to deliver consistent profitability, it would be reasonable to project a stock price at least 50% higher than its trading range over the last two years.

Fiduciary Perspective versus Ownership Perspective

As stated above, Angeion’s board is composed of good and accomplished people that serve with every intention of fulfilling their fiduciary obligations.  The problem arises from the inability of a majority of the board to adjust their understanding of how to fulfill this obligation even when presented with compelling evidence that their efforts are failing.

As an example, when Mr. Shuda joined the board, the directors were in the late stages of analyzing whether it was advisable to reprice outstanding incentive option grants to reflect the significant decline in Angeion’s share price.  The directors understood the importance of incentivizing the Company’s employees and knew that other companies had executed repricings.  Mr. Shuda immediately challenged this idea pointing out that Angeion’s share price was not just low, it was only trading slightly above the value of the Company’s cash.  The solution, Mr. Shuda, contended was not to reprice the options, it was to use some of the Company’s cash in a buyback program to raise the stock price.  The company shortly thereafter announced a buyback program and the stock price rose 20% within a week.  Two months later, Angeion’s stock price rose above $5.00 per share for the first time in almost two years.

The majority that controls Angeion’s board of directors believed they were fulfilling their fiduciary duties by looking out for employee interests and preserving the Company’s cash.  The problem arises from the inability of a majority of the board to consistently consider the interests of the Company’s shareholders and to recognize that their actions are not, and have not for a long time, been delivering benefits to those shareholders - their principal fiduciaries.  This is perhaps no better exemplified than by the fact that director compensation has, for the last several years, been increasing dramatically.  While shareholders have watched the value of the Company’s stock decline by 67% since the beginning of 2007, Angeion’s board has increased their pay from an average of $36,959 during the fiscal year ended October 31, 2007 to $64,685 for fiscal year 2008 and $74,675 for fiscal year 2009.  The director closest to management was compensated $91,610 in 2009 after making $107,109 in 2008.

Proposed Solution: Reform the Board of Directors

There are good people on Angeion’s board, but they have not been effective in representing or pursuing the interests of the Company’s shareholders.  Normally there is little that shareholders can do in situations like these.  Fortunately that is not the case here.

Angeion is a Minnesota corporation and Minnesota law provides that shareholders holding ten percent or more of the outstanding shares are entitled to call a special meeting of shareholders for any purpose, including changing the composition of the board of directors.  Once receiving the demand of shareholders, the Company is required to schedule the special meeting within 90 days of receipt of the request.

BlueLine currently owns 7.2% of Angeion’s outstanding shares.  If BlueLine were to deliver a demand for a special meeting of shareholders along with the owners of approximately 115,000 additional shares, the Company would be required to call a special meeting.  BlueLine would prefer, however, and believes it would be possible to collect signatures from shareholders who own in excess of 50% of the Company’s outstanding shares.  Such a demonstration of the will of the Company’s owners should itself be enough to cause the actions described below without need of delay or expense in calling and holding the special meeting of shareholders.

If you would like to participate in the proposed shareholder action, please print and execute the Demand by Shareholder for Special Meeting attached hereto as Exhibit C.  A PDF form of the shareholder action can be obtained by visiting BlueLine’s website at www.bluelinepartners.com/demand.

Completed shareholder forms should be sent to counsel for the Reporting Entities at the fax number set forth below.  You can also contact such counsel if you need a form sent to you or if you would prefer to deliver the executed form via email.  Please deliver executed shareholder forms or questions to:

Jeff Rooney
Brule & Rooney, LLP
319 Diablo Road, Suite 200
Danville, CA 94526
Phone: (925) 934-7400
Fax: (925) 934-7520
Email:  brulerooney@brulerooney.net

New Board of Directors

The objective is to reform Angieon’s board of directors to provide for a new majority committed to advancing the interests of the Company’s shareholders.  BlueLine believes the best way to do this is to seek nominations for potential directors directly from the Company’s shareholders.  Shareholders wishing to make such nominations may use the form attached as Exhibit C which provides space for up to three nominees.

At an appropriate time, representatives of the Angeion’s largest shareholders will be asked to name one person as their selection to serve on the board.  This process would begin with the largest known shareholder and proceed to the next largest known shareholder until five new board members have been named.  These five individuals would then be asked to nominate additional people, as necessary, to fulfill specific and necessary roles such as serving on the Company’s audit committee.

When BlueLine executes the Demand by Shareholder for Special Meeting attached hereto as Exhibit C, it will nominate three individuals to serve on the new board of directors: (i) Terry Kapsen, Executive Vice President of Angeion; (ii) John Baudhuin, Chief Executive Officer of Mad Dogg Athletics Inc. and current Angeion director; and (iii) Scott Shuda, Managing Director of BlueLine Partners and current Angeion director.  When asked as one of the Company’s largest stockholders to select one person to serve on the new board of directors, BlueLine will select Scott Shuda.

Once seated, the new board of directors would have full authority to direct the affairs of the Company.  It is not the intention of the Reporting Entities that there be any changes in personnel at the Company and they will not advocate for any changes, but that decision will be the new board’s to make.  BlueLine will recommend that the new board of directors take no compensation until such time as the Company is profitable.  Thereafter, BlueLine would recommend predominantly equity-based compensation in order to align director pay with the economic experience of the Company’s shareholders.

Proposed Business Plan

BlueLine believes that Angeion can and should be operated so as to be consistently profitable.  BlueLine further believes that there is no reason to allow an established profitable company to trade at or near cash value.  Accordingly, BlueLine’s representative will advocate that the new board of directors cause management to deliver an operating plan that provides for profitable operations absent periodic investments to pursue specific growth opportunities.  BlueLine’s representative will further advocate that the new board of directors modify existing employment arrangements to tie executive compensation to the successful delivery of future operating plans.  As with directors, emphasis should be placed on equity-based compensation (for example, restricted shares that vest only upon satisfaction of pre-set performance milestones).

The Reporting Persons will advocate that the new board of directors adopt an initial $5 million stock repurchase program.  The reporting entities believe that the Company should begin this buyback program with a public offer to repurchase any shares offered to it at a price below the then prevailing market price.  This offer would be subject to a maximum purchase price set by the board that would be expected to rise over time (the Reporting Entities believe that $5.00 would be an appropriate target by year end).  BlueLine does not intend to sell any of its shares into any such Company buyback program.

The Reporting Entities believe that the Company’s core medical business is mature.  As such, it should be managed as a mature business with a focus on expense management and generation of positive cash flow.  The Reporting Entities believe that the Company’s New Leaf business has the potential for significant future growth and that carefully targeted investments to pursue this opportunity are warranted.  Such efforts should emphasize partnerships with larger entities that have sufficient resources to fully capitalize on new markets as they develop.  We would expect success in these partnerships to lead to future acquisition offers.

Relations with the Current Board

The Reporting Entities believe that Angeion’s current board of directors would want readers of this filing to know that it has previously requested that Mr. Shuda resign from his position as a director of the Company and has for several weeks been operating as if Mr. Shuda had already resigned his seat.  The current board of directors has created a special committee to pursue this matter and Mr. Shuda has refused to comply with the special committee’s demands on the basis of his professional opinion that the committee’s articulated complaints against Mr. Shuda are utterly without merit and intended solely to harass and motivate Mr. Shuda into quitting the board. Angeion's board of directors has a long history of difficult relations with the company's shareholders and several board members have been candid since the onset of Mr. Shuda's tenure that they were reluctant to having a shareholder representative serving among them.

It is due to the current board’s effort to cause Mr. Shuda to resign from his position as a director of the Company that this filing has been made and effort to reform Angeion’s board of directors has been initiated.  The Reporting Entities had hoped that they could work with the current board of directors to pursue the reforms necessary within the Company.  That path has, unfortunately, been closed by the current board’s recent actions.

Depending on market conditions, general economic conditions and other factors, BlueLine may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that it presently owns or may hereafter acquire.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 296,390 shares of Common Stock.  These shares represent approximately 7.2% of the shares of Common Stock outstanding based on 4,116,956 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended April 30, 2010 as filed with the Securities and Exchange Commission on June 14, 2010.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)	As of the date of this Schedule 13D, BCP II and BCP III beneficially own 296,390 shares of Common Stock with which the Reporting Entities have shared voting power and shared dispositive power.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Entities is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

1.
Exhibit A – Joint Filing Agreement dated August 10, 2010, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities.
3.	Exhibit C – Demand by Shareholder for Special Meeting

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 10, 2010

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  August 10, 2010

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners, L.L.C.

By:  /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities.

Date	Activity	No. of	Price Per	Activity	No. of	Price Per
		Shares	Share		Shares	Share

5/25/2007	Buy	1,000	$11.28
5/25/2007	Buy	1,000	$11.25
5/31/2007	Buy	2,500	$10.65
6/1/2007	Buy	5,500	$10.38
6/4/2007	Buy	600	$10.16
6/6/2007	Buy	1,500	$9.30
6/6/2007	Buy	6,500	$9.48
6/7/2007	Buy	1,500	$8.85
6/7/2007	Buy	1,500	$8.98
6/11/2007	Buy	2,500	$8.49
6/12/2007	Buy	3,000	$8.25
6/13/2007	Buy	5,000	$8.20
6/14/2007	Buy	1,800	$8.18
6/20/2007	Buy	52	$8.36
6/20/2007	Buy	100	$8.36
6/20/2007	Buy	285	$8.36
6/22/2007	Buy	1,000	$8.11
6/25/2007	Buy	300	$8.05
6/25/2007	Buy	700	$8.05
6/27/2007	Buy	1,300	$7.93
6/27/2007	Buy	300	$7.99
6/27/2007	Buy	700	$8.00
6/29/2007	Buy	680	$8.10
7/2/2007	Buy	400	$8.00
7/11/2007				Buy	1,600	$8.45
7/13/2007				Buy	100	$8.50
7/24/2007	Buy	1,100	$9.27	Buy	4,000	$9.27
7/26/2007	Buy	1,000	$8.95	Buy	4,000	$8.63
7/26/2007	Buy	1,000	$8.50
7/26/2007	Buy	1,000	$8.76
7/26/2007	Buy	1,000	$8.84
7/26/2007	Buy	1,000	$8.94
7/27/2007	Buy	100	$8.43	Buy	3,143	$8.43
7/27/2007	Buy	100	$8.43
7/27/2007	Buy	100	$8.43
7/27/2007	Buy	100	$8.43
7/27/2007	Buy	200	$8.43
7/27/2007	Buy	200	$8.43
7/30/2007	Buy	1,000	$8.12	Buy	7,500	$8.13
7/31/2007				Buy	1,600	$8.05
8/1/2007	Buy	1,160	$7.82	Buy	4,640	$7.82
8/2/2007				Buy	2,467	$7.68
8/6/2007				Buy	3,400	$7.69
8/7/2007	Buy	800	$7.65	Buy	800	$7.65
8/8/2007	Buy	2,100	$7.45	Buy	4,500	$7.45
8/9/2007	Buy	2,910	$6.96	Buy	6,790	$6.96
8/10/2007	Buy	1,000	$6.35
8/10/2007	Buy	2,205	$6.42	Buy	5,145	$6.42
8/15/2007	Buy	2,010	$6.49	Buy	4,690	$6.49
8/16/2007	Buy	1,000	$5.94
8/16/2007	Buy	810	$6.10
8/16/2007	Buy	1,740	$5.96
8/16/2007	Buy	190	$6.10	Buy	6,960	$5.96
8/17/2007	Buy	800	$5.96	Buy	3,200	$5.96
9/13/2007	Sell	1,000	$7.60
9/13/2007	Sell	1,000	$7.50
9/13/2007	Sell	1,000	$7.85
9/17/2007	Buy	1,000	$7.39
9/18/2007	Buy	1,500	$7.20	Buy	4,000	$7.20
9/18/2007	Buy	1,000	$7.16
9/19/2007				Buy	3,701	$7.14
9/20/2007				Buy	1,600	$7.11
9/21/2007				Buy	5,100	$7.09
9/24/2007				Buy	819	$7.13
9/25/2007				Buy	1,300	$7.13
9/27/2007				Buy	2,900	$7.24
9/28/2007				Buy	450	$7.11
10/3/2007	Sell	1,000	$8.40
10/8/2007				Buy	5,450	$7.24
10/9/2007				Buy	200	$7.30
10/11/2007				Buy	1,000	$7.40
10/12/2007				Buy	285	$7.36
10/15/2007				Buy	200	$7.39
10/16/2007	Buy	1,000	$7.37
10/16/2007	Buy	1,000	$7.37	Buy	3,000	$7.37
10/17/2007	Buy	1,000	$7.15
10/17/2007	Buy	970	$7.13
10/17/2007	Buy	1,200	$7.22	Buy	5,000	$7.22
10/18/2007	Buy	140	$7.10	Buy	2,000	$7.13
10/18/2007	Buy	760	$7.10
10/18/2007	Buy	100	$7.10
10/19/2007	Buy	100	$7.09	Buy	1,960	$7.08
10/19/2007	Buy	100	$7.09
10/19/2007	Buy	800	$7.09
10/19/2007	Buy	500	$6.95
10/22/2007	Buy	700	$6.95
10/22/2007	Buy	500	$6.93	Buy	4,400	$7.02
10/23/2007	Buy	1,500	$7.07
10/26/2007				Buy	1,225	$7.10
10/30/2007	Sell	450	$7.40
10/30/2007	Sell	40	$7.60
10/30/2007	Sell	550	$7.40
10/31/2007	Sell	500	$8.05
10/31/2007	Sell	1,000	$7.90
10/31/2007	Sell	1,000	$7.70
11/9/2007	Buy	503	$6.95	Buy	3,850	$7.02
11/9/2007	Buy	100	$7.05
11/9/2007	Buy	100	$6.95
11/9/2007	Buy	200	$7.05
11/9/2007	Buy	200	$6.95
11/9/2007	Buy	700	$7.05
11/12/2007	Buy	187	$6.95	Buy	3,000	$6.96
11/12/2007	Buy	10	$6.95
11/12/2007	Buy	2,000	$6.96
11/13/2007	Buy	50	$6.86	Buy	7,000	$6.85
11/13/2007	Buy	1,875	$6.85
11/13/2007	Buy	950	$6.86
11/14/2007	Buy	500	$6.69	Buy	1,000	$6.69
11/16/2007				Buy	1,500	$6.34
11/19/2007	Buy	200	$6.20	Buy	2,600	$6.27
11/19/2007	Buy	100	$6.20
11/19/2007	Buy	1,000	$6.27
11/19/2007	Buy	200	$6.20
11/20/2007	Buy	1,000	$6.10	Buy	1,000	$6.10
12/6/2007	Sell	2,100	$7.34
12/6/2007	Sell	3,000	$7.28
12/6/2007	Sell	1,000	$7.30
12/7/2007	Sell	1,100	$7.66
12/7/2007	Sell	400	$7.66
12/11/2007	Sell	2,500	$7.89
12/12/2007	Sell	1,300	$8.03
12/17/2007	Sell	252	$8.15
12/20/2007	Sell	452	$8.79
12/20/2007	Sell	600	$8.79
12/20/2007	Sell	348	$8.79
12/21/2007	Sell	4,000	$8.90
12/27/2007	Sell	1,209	$9.53	Sell	1,209	$9.53
12/28/2007				Sell	509	$9.59
12/28/2007				Sell	391	$9.59
12/28/2007				Sell	100	$9.59
1/14/2008				Sell	2,000	$9.23
1/15/2008				Sell	1,000	$9.33
1/23/2008				Sell	1,000	$9.13
1/25/2008				Sell	2,000	$9.39
1/28/2008	Sell	445	$9.35	Sell	1,609	$9.37
1/28/2008	Sell	555	$9.36	Sell	1,491	$9.37
1/29/2008	Sell	900	$9.15	Sell	1,000	$9.26
1/29/2008	Sell	100	$9.15
1/30/2008	Sell	1,000	$9.24	Sell	1,000	$9.20
1/31/2008	Buy	1,000	$7.80
1/31/2008	Buy	99	$7.79
2/6/2008	Buy	1,000	$7.94
2/6/2008	Buy	1,000	$7.81
2/28/2008	Sell	461	$8.51
2/28/2008	Sell	839	$8.51
3/18/2008	Sell	1,100	$8.29
3/25/2008	Sell	200	$7.95
3/26/2008	Buy	700	$6.97
3/26/2008	Buy	200	$6.97
3/26/2008	Buy	100	$6.97
3/31/2008	Buy	100	$7.25
3/31/2008	Buy	200	$7.19
4/24/2008	Buy	1,000	$6.84
4/28/2008	Buy	553	$6.70
4/28/2008	Buy	347	$6.70
4/28/2008	Buy	100	$6.70
5/6/2008	Buy	751	$6.60
5/6/2008	Buy	1,000	$6.32
5/6/2008	Buy	249	$6.60
5/6/2008	Buy	1,000	$6.75
5/7/2008	Buy	500	$6.50
5/7/2008	Buy	500	$6.50
5/9/2008	Buy	500	$6.25
5/9/2008	Buy	100	$6.24
5/9/2008	Buy	100	$6.25
5/9/2008	Buy	100	$6.25
5/9/2008	Buy	200	$6.25
5/9/2008	Buy	1,000	$6.25
5/14/2008	Buy	100	$6.23
5/14/2008	Buy	100	$6.23
5/14/2008	Buy	103	$6.23
5/14/2008	Buy	270	$6.23
5/14/2008	Buy	66	$6.23
5/15/2008	Buy	100	$6.02	Buy	2,000	$6.01
5/15/2008	Buy	900	$6.02
5/15/2008	Buy	75	$6.00
5/15/2008	Buy	925	$6.00
5/19/2008	Buy	4,000	$5.70	Buy	4,000	$5.78
5/19/2008	Buy	200	$5.68
5/19/2008	Buy	100	$5.68
5/20/2008	Buy	2,000	$5.60	Buy	1,400	$5.60
5/20/2008	Buy	100	$5.62
5/20/2008	Buy	4,700	$5.65
5/20/2008	Buy	200	$5.63
5/21/2008				Buy	405	$5.65
5/22/2008	Buy	100	$5.72
5/22/2008	Buy	200	$5.73
5/22/2008	Buy	200	$5.75
5/22/2008	Buy	300	$5.75
5/22/2008	Buy	400	$5.68
5/22/2008	Buy	100	$5.75
6/9/2008	Buy	180	$5.45
6/10/2008	Buy	1,500	$5.43	Buy	1,200	$5.43
6/16/2008	Buy	100	$5.40	Buy	2,000	$5.50
6/16/2008	Buy	500	$5.42
6/16/2008	Buy	500	$5.42
6/16/2008	Buy	500	$5.42
6/16/2008	Buy	500	$5.42
6/17/2008	Buy	1,000	$5.43
6/17/2008	Buy	500	$5.42
6/17/2008	Buy	500	$5.43
6/18/2008	Buy	1,000	$5.44
6/19/2008	Buy	1,000	$5.41	Buy	600	$5.41
6/20/2008	Buy	1,000	$5.40	Buy	2,000	$5.41
6/20/2008	Buy	1,000	$5.41
6/20/2008	Buy	400	$5.41
6/23/2008	Buy	600	$5.40
6/23/2008	Buy	400	$5.40
6/26/2008	Buy	1,000	$5.34
6/27/2008	Buy	100	$5.10
6/27/2008	Buy	1,000	$5.18
6/27/2008	Buy	300	$5.11
6/27/2008	Buy	400	$5.11
7/16/2008	Buy	118	$4.98
7/16/2008	Buy	732	$4.98
7/16/2008	Buy	150	$4.98
8/13/2008	Buy	900	$5.05
8/13/2008	Buy	1,000	$5.05
8/13/2008	Buy	100	$5.04
8/15/2008	Sell	1,000	$5.25
8/20/2008	Buy	92	$4.94
8/20/2008	Buy	100	$4.94
8/20/2008	Buy	8	$4.94
8/20/2008	Buy	200	$4.94
8/20/2008	Buy	100	$4.94
8/20/2008	Buy	100	$4.94
8/20/2008	Buy	100	$4.94
8/20/2008	Buy	100	$4.94
8/20/2008	Buy	100	$4.94
8/28/2008	Buy	1,000	$5.17
9/8/2008	Buy	200	$4.91
9/9/2008	Buy	1,000	$4.90
9/10/2008	Buy	400	$4.84	Buy	1,200	$4.73
9/10/2008	Buy	200	$4.72
9/10/2008	Buy	200	$4.84
9/10/2008	Buy	200	$4.84
9/10/2008	Buy	200	$4.84
10/1/2008	Buy	200	$4.54
10/1/2008	Buy	200	$4.54
10/1/2008	Buy	400	$4.53
10/1/2008	Buy	200	$4.54
10/1/2008	Buy	100	$4.40
10/3/2008	Buy	101	$4.40
10/3/2008	Buy	349	$4.40
10/3/2008	Buy	550	$4.40
10/6/2008				Buy	2,000	$4.08
10/7/2008	Buy	1,000	$3.80	Buy	2,000	$3.58
10/9/2008	Buy	1,600	$3.12
10/14/2008	Buy	100	$3.16
10/14/2008	Buy	100	$3.16
10/14/2008	Buy	200	$3.16
10/14/2008	Buy	100	$3.16
10/14/2008	Buy	100	$3.16
10/14/2008	Buy	300	$3.16
10/14/2008	Buy	100	$3.16	Buy	2,000	$3.14
11/5/2008	Buy	650	$3.39
11/5/2008	Buy	1,350	$3.39
11/5/2008	Buy	1,000	$3.14
12/18/2008				Buy	5,000	$2.65
12/22/2008	Buy	3,800	$2.50
12/22/2008	Buy	200	$2.49
12/23/2008	Buy	5,000	$2.68	Buy	5,000	$2.47
12/24/2008	Buy	5,000	$2.50
3/2/2009	Buy	3,000	$2.29
3/27/2009				Buy	1,000	$2.09
4/8/2009	Buy	6,000	$2.04	Buy	4,000	$2.04
4/16/2009				Buy	2,440	$2.02
4/21/2009	Buy	3,660	$2.02
4/22/2009	Buy	2,100	$2.15
4/22/2009	Buy	400	$2.15
7/10/2009	Buy	500	$2.80
7/22/2009	Buy	1,500	$2.80
10/8/2009	Buy	700	$3.60
10/8/2009	Buy	1,000	$3.60
11/4/2009	Buy	18	$3.55
11/4/2009	Buy	182	$3.55
11/4/2009	Buy	1,800	$3.55
11/5/2009	Buy	100	$3.50
11/5/2009	Buy	900	$3.50
11/5/2009	Buy	1,000	$3.50
11/10/2009	Buy	97	$3.30
11/13/2009	Buy	1,903	$3.30
11/27/2009	Buy	1,503	$3.15
1/4/2010	Sell	5,000	$4.00
1/20/2010	Buy	200	$3.67
1/20/2010	Buy	490	$3.69
1/20/2010	Buy	200	$3.64
1/20/2010	Buy	690	$3.66
1/20/2010	Buy	300	$3.60
1/20/2010	Buy	200	$3.60
1/20/2010	Buy	420	$3.66
1/26/2010	Buy	300	$3.55
1/26/2010	Buy	1,700	$3.55
1/26/2010	Buy	1,000	$3.55
1/26/2010	Buy	3,000	$3.50
2/25/2010	Sell	200	$4.11
2/25/2010	Sell	800	$4.11
2/25/2010	Sell	100	$4.11
2/25/2010	Sell	800	$4.10
2/25/2010	Sell	700	$4.11
2/25/2010	Sell	200	$4.10	Sell	6,000	$4.10
3/1/2010	Sell	200	$4.11	Sell	1,000	$4.11
3/2/2010				Sell	1,016	$4.10
3/2/2010				Sell	34	$4.10
3/4/2010	Sell	1,000	$4.12
3/4/2010	Sell	400	$4.15
3/4/2010	Sell	600	$4.15
3/4/2010	Sell	38	$4.18
3/4/2010	Sell	200	$4.17
3/4/2010	Sell	300	$4.17
3/4/2010	Sell	200	$4.17
3/4/2010	Sell	800	$4.17
3/4/2010	Sell	462	$4.17
3/4/2010	Sell	338	$4.20
3/5/2010				Sell	500	$4.21
6/21/2010	Buy	700	$3.85
6/21/2010	Buy	400	$3.85

EXHIBIT C

ANGEION CORPORATION

DEMAND BY SHAREHOLDER FOR SPECIAL MEETING

Pursuant to Section 302A.433 of the Minnesota Business Corporation Act and Section 2.3 of the Amended and Restated Bylaws of Angeion Corporation (the “Company”), the undersigned shareholder of the Company hereby demands a Special Meeting of Shareholders for the purpose of removing the entire board of directors of the Company and electing a new board of directors.

The undersigned shareholder certifies under the penalties of perjury that it is the beneficial owner of the number of Company shares indicated below.

______________________________________
Name:

Company shares owned: ___________________

Date: __________________________________

(Optional)
Individuals nominated by the above signed shareholder
for Angeion's reformed board of directors:

1.	_________________________________

2.	_________________________________

3.	_________________________________